UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC File Number 001-13289

FORM 12b-25

NOTIFICATION OF LATE FILING	CUSIP Number 74153Q 10 2
(Check One):     ☑  Form 10-K      ☐  Form 20-F      ☐  Form 11-K      ☐  Form 10-Q      ☐  Form N-SAR      ☐  Form N-CSR
     For Period Ended:     December 31, 2005
      ☐  Transition Report on Form 10-K
      ☐  Transition Report on Form 20-F
      ☐  Transition Report on Form 11-K
      ☐  Transition Report on Form 10-Q
      ☐  Transition Report on Form N-SAR
      For the Transition Period Ended:
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Part I — Registrant Information

Full Name of Registrant:	Pride International, Inc.

Former Name if Applicable:	Not applicable.

Address of Principal Executive Office (Street and Number):	5847 San Felipe Suite 3300

City, State and Zip Code:	Houston, Texas 77057

Part II — Rules 12b-25(b) and (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]
     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
Part III — Narrative
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     During the course of Pride’s internal audit and investigation relating to certain of its Latin American operations, Pride’s management and internal audit department received allegations relating to improper payments to foreign government officials going back a number of years. As a result of the recent discovery of evidence in the matter, the Audit Committee of the Board of Directors assumed direct responsibility over the investigation and retained Willkie Farr & Gallagher LLP and Porter & Hedges LLP to investigate the allegations, as well as corresponding accounting entries and internal control issues, and to advise the Audit Committee. Pride has apprised the U.S. Securities and Exchange Commission and the Department of Justice of the allegations.
     At this time, Pride does not know whether the allegations will be substantiated, and if so, who may be implicated or what impact the allegations or the investigation may have on Pride, its business or its financial statements. In light of the status of the Audit Committee’s ongoing investigation, the Company has concluded that it cannot file its Form 10-K for the year ended December 31, 2005 until additional information is obtained, including information necessary for the Company to complete its assessment of its system of internal controls and the accuracy of its books and records. The Audit Committee’s investigation is being pursued aggressively. However, for the reasons set forth herein, and because the attention of the relevant personnel that prepare Pride’s 2005 annual report on Form 10-K has been diverted from that task, Pride is unable to timely file that annual report without unreasonable effort or expense. Pride cannot currently determine whether it will be in a position to file its annual report prior to March 31, 2006.

Part IV — Other Information
     (1) Name and telephone number of person to contact in regard to this notification

Douglas G. Smith (Name)	(713) (Area Code)	789-1400 (Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑  Yes     ☐  No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑  Yes     ☐  No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     For the year ended December 31, 2005, Pride expects to report income from continuing operations of $128.3 million ($0.80 per diluted share) on revenues of $2,033.3 million. For the year ended December 31, 2004, Pride reported income from continuing operations of $27.6 million ($0.20 per diluted share) on revenues of $1,712.2 million. Pride expects to report net income of $128.6 million ($.80 per diluted share) for the year ended December 31, 2005. For the year ended December 31, 2004, Pride reported net income of $9.8 million ($0.07 per diluted share).
     Results for 2005 increased over 2004 due primarily to increased business activity and included net gains on sales of assets of $36.1 million. Results for 2004 included an impairment charge of $24.9 million due primarily to retiring certain rigs, net gains on sale of assets of $48.6 million and refinancing charges of $36.3 million.
     A presentation of Pride’s preliminary unaudited consolidated statement of operations for the years ended December 31, 2005 and 2004 is attached hereto as Exhibit 99.1 and incorporated herein by reference.
     Because preparation and completion of Pride’s financial statements in connection with its 2005 annual report on Form 10-K are ongoing, the financial information presented herein, including Exhibit 99.1 attached hereto, is preliminary, unaudited and subject to adjustment, which adjustments could be material.

SIGNATURE
     Pride International, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

PRIDE INTERNATIONAL, INC.
By:	/s/ Douglas G. Smith
Douglas G. Smith
Vice President, Controller and Chief Accounting Officer

Date: March 17, 2006

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pride’s unaudited consolidated statement of operations for the years ended December 31, 2005 and 2004

5